Exhibit 99.1

ENDRA Life Sciences Reports First Quarter 2019 Financial & Operational Results

Management to Host First Quarter 2019 Conference Call Today at 4:30 p.m. ET

ANN ARBOR, Michigan – May 14, 2019 - ENDRA Life Sciences Inc. (“ENDRA”) (NASDAQ: NDRA), a developer of enhanced ultrasound technologies, reported its financial and operational results for the first quarter ended March 31, 2019.

Key First Quarter 2019 & Subsequent Highlights:

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Received ISO 13485 certification from British Standards Institute, indicating the company’s Quality Management System meets the current regulatory requirements specific to the medical device industry. The ISO certification will be an essential foundation of ENDRA’s CE application.
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Reported initial findings on 25 subjects in the first human Thermo Acoustic Enhanced Ultrasound (TAEUS™) feasibility study of liver fat at the Robarts Research Institute:
o
Correlation between thermoacoustic measurements of ENDRA's TAEUS system and the percent fat fraction by MRI had an R2 of 0.61, suggesting a moderate correlation1 on a small set of data, with a standard error of the mean of 2.98%.
▪
Separate from the TAEUS testing, the correlation of BMI (Body Mass Index) with MRI fat measurement was only 0.19, and the correlation of abdominal fat thickness (as determined by ultrasound) with MRI fat measurement was 0.31.
o
The Robarts feasibility study is in the process of enrolling 25 additional study subjects that aim to stratify the range of liver fat fraction seen in mild, moderate and severe fatty liver, typically 6% - 50% liver fat by MRI.
o
Findings on the 50 total subjects may vary from initial data, whose 25 subjects had predominantly healthy livers.
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Grew intellectual property (IP) portfolio from 42 to 50 assets in preparation, filed, issued or licensed status, encompassing a range of device and method-focused IP in targeted global markets.
o
One U.S. patent was issued subsequent to the closing of the first quarter of 2019 for determining fractional fat content of tissue.
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Participated in the American Institute of Ultrasound in Medicine (AIUM) Conference and the European Association for the Study of the Liver (EASL) International Liver Congress in April 2019.
o
Developed relationships and discussed initial findings with attending clinicians, sonographers, scientists and ENDRA’s partner, GE Healthcare.
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Partnered with the Ladak Laboratory at Western University in Canada to develop artificial intelligence (AI) tools for ENDRA’s TAEUS technology.
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Hired Amy Sitzler as ENDRA’s Vice President of Engineering and Programs. Amy’s career includes 20 years at GE Healthcare during which she had a 5-year assignment in France leading a 200 person global engineering team that introduced the first digital mammography product

1 E.G., see User’s Guide to Correlation Coefficients, Table 1, Haldun Akoglu, Turk J Emerg Med. 2018 Sep; 18(3): 91–93.

Management Commentary

“The first quarter of 2019 was marked by continued progress for our planned controlled commercial launch of the Thermo-Acoustic Enhanced UltraSound (TAEUS™) clinical system in Europe in the second half of 2019,” said Francois Michelon, CEO of ENDRA Life Sciences. “Most notably in the first quarter we reported initial findings from the first 25 patient cohort of our expected 50 patient TAEUS human study in collaboration with Imaging Laboratories at Robarts Research in London, Canada.

“We are pleased with the initial findings from our TAEUS system, and it is very encouraging to see a 0.61 correlation to MRI on a small group of subjects right out of the gate. In addition to the Robarts study, we plan to initiate several additional North American clinical studies this summer to further build a strong base of clinical data to support our initial commercialization efforts in Europe, following an anticipated CE Mark,” continued Michelon.

“As of today, we are happy to report that data collection in the Robarts feasibility study has been completed on a total of 36 subjects,” said ENDRA Life Sciences CTO, Michael Thornton. “The data collected from the study, including additional usability inputs, will both inform our final commercial product design, and be included in our technical file submission for device CE Mark, which we anticipate filing this summer.

“We realize the reported findings on our first 25 subjects created some confusion amongst our followers due to the limited nature of the reported data, which was constrained by a majority of study subjects stratifying the range of liver fat seen in the healthy/normal range. However, we were encouraged that the correlation between thermoacoustic measurements of our TAEUS system and the percent fat fraction by MRI had an R2 of 0.61, with a standard error of the mean of 2.98%. The data so far shows that TAEUS measurements track MRI fat measurements more strongly than BMI and abdominal fat thickness. We believe this finding is very encouraging given the small study sample size,” concluded Thornton.

Other Achievements

“On the intellectual property front, we continued to expand our diverse IP portfolio from 42 to 50 assets in preparation, filed, issued or licensed status, and continued our strong focus on protecting enabling methodologies and technical innovations related to our TAEUS fatty liver application,” continued Michelon. “Most recently, we were issued a U.S. patent for determining fractional fat content of issue, further protecting our proprietary TAEUS technology, and strengthening the accuracy of TAEUS fat quantification methodologies.

“We also announced an exciting artificial intelligence (AI) collaboration with Western University in Ontario, Canada to explore how we can apply advanced AI tools to a variety of computational tasks related to TAEUS imaging applications, such as image segmentation, artifact corrections and measurement calibration.

“In April 2019 we received the ISO 13485 certification for our Quality Management System, representing the culmination of a year's work of development, implementation, training and refinement of nearly 50 core business processes. This represents an important milestone achievement towards our CE Mark as it demonstrates the commitment of our global cross-functional development and manufacturing teams to quality, and to meeting customer and international regulatory expectations.

“As we move through the second quarter of 2019, ENDRA is well-positioned to deliver on key milestones for ENDRA’s fatty liver application, including:

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Reporting additional findings on 50 subjects in our first human TAEUS feasibility study of liver fat;
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Initiating several additional clinical studies;
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Filing for CE Mark in Europe in the summer of 2019; and
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Beginning a controlled launch of the TAEUS liver device in Europe in the second half of 2019,” concluded Michelon.

First Quarter 2019 Financial Results

We had no revenue in Q1 2019, as compared to $6,174 in Q1 2018.

Operating expenses decreased to $2.7 million in Q1 2019 from $2.8 million in Q1 2018. The decrease in operating expenses in Q1 2019 as compared to Q1 2018 was primarily due to decreased sales and marketing expenses, and general and administrative costs.

Net loss in Q1 2019 totaled $2.7 million, or ($0.37) per basic and diluted share, as compared to a net loss of $2.8 million, or ($0.72) per basic and diluted share in Q1 2018.

Cash balance at March 31, 2019 totaled $3.9 million, as compared to $6.5 million at December 31, 2018, with no long-term debt outstanding.

Conference Call

ENDRA CEO Francois Michelon, CFO David Wells and CTO Michael Thornton will host a conference call, followed by a question and answer period.

To access the call, please use the following information:

Date:	Tuesday, May 14, 2019
Time:	4:30 p.m. ET, 1:30 p.m. PT
Toll-free dial-in number:	844-602-0380
International dial-in number:	862-298-0970

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MZ Group at 1-949-491-8235.

The conference call will be broadcast live and available for replay at  https://www.investornetwork.com/event/presentation/47141 and via the investor relations section of the Company's website at www.endrainc.com.

A replay of the conference call will be available after 7:30 p.m. Eastern time through May 28, 2019.

Toll-free replay number:	877-481-4010
International replay number:	919-882-2331
Replay ID:	47141

About ENDRA Life Sciences Inc.
ENDRA Life Sciences Inc. ("ENDRA") (NASDAQ: NDRA) is a developer of enhanced ultrasound technologies. ENDRA is developing a next generation Thermo-Acoustic Enhanced UltraSound (TAEUS™) platform to enable clinicians to visualize human tissue composition, function and temperature in ways previously possible only with CT & MRI - at a fraction of the cost, and at the point-of-care. ENDRA's first TAEUS application will focus on the fatty liver tissue characterization, for early detection and monitoring of Non-Alcoholic Fatty Liver Disease (NAFLD). ENDRA's goal is to bring new capabilities to ultrasound - thereby broadening access to better healthcare. For more information, please visit www.endrainc.com.

About Non-Alcoholic Fatty Liver Disease (NAFLD)
NAFLD is a condition closely associated with obesity, diabetes, hepatitis-C and certain genetic predispositions in which fat accumulates in the liver. NAFLD affects over 1 billion people globally and is estimated to cost the U.S healthcare system over $100 billion annually. NAFLD is often asymptomatic and if left untreated, NAFLD can progress to inflammation (NASH), tissue scarring (fibrosis), cell death (cirrhosis) and liver cancer. By 2025, NAFLD is forecast to be the greatest root cause of liver transplants. The only tools currently available for diagnosing and monitoring NAFLD are impractical: expensive Magnetic Resonance Imaging (MRI) or an invasive surgical biopsy.

Forward-Looking Statements
All statements in this release that are not based on historical fact are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as "believe," "expect," "may," "will," "should," "could," "seek," "intend," "plan," "goal," "estimate," "anticipate," or other comparable terms. Examples of forward-looking statements include, among others, statements we make regarding the results of pending human studies and nature of the data obtained from such studies; the adequacy of protections afforded to us by the patents that we own and the success we may have in, and the cost to us of, maintaining, enforcing and defending those patents; expectations concerning ENDRA's ability to secure regulatory approvals; anticipated product pricing; expectations with respect to current and future partnerships; estimates of the timing of future events and achievements, including product launches; and expectations concerning ENDRA's business strategy. Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, as a result of various factors including, among others, the following: our ability to develop a commercially feasible technology; receipt of necessary regulatory approvals; our ability to find and maintain development partners; market acceptance of our technology; the amount and nature of competition in our industry; our ability to protect our intellectual property; and the other risks and uncertainties described in ENDRA's filings with the Securities and Exchange Commission. The forward-looking statements made in this release speak only as of the date of this release, and ENDRA assumes no obligation to update any such forward-looking statements to reflect actual results or changes in expectations, except as otherwise required by law.

Company Contact:
David Wells
Chief Financial Officer
(734) 997-0464
investors@endrainc.com
www.endrainc.com

Media & Investor Relations Contact:
MZ North America
Chris Tyson
Managing Director
(949) 491-8235
NDRA@mzgroup.us
www.mzgroup.us

ENDRA Life Sciences Inc.
Consolidated Balance Sheets

	March 31,
Assets	2019 (Unaudited)	December 31, 2018
Assets
Cash	$3,925,474	$6,471,375
Prepaid expenses	105,069	145,424
Inventory	74,275	59,444
Other current assets	273,315	273,315
Total Current Assets	4,378,133	6,949,558
Other Assets
Fixed assets, net	258,839	273,233
Total Assets	$4,636,972	$7,222,791

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$835,232	$974,583
Total Liabilities	835,232	974,583

Stockholders’ Equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.0001 par value; 50,000,000 shares authorized; 7,422,642 and 7,422,642 shares issued and outstanding	742	742
Additional paid in capital	34,241,430	33,939,162
Accumulated deficit	(30,440,432)	(27,691,696)
Total Stockholders’ Equity	3,801,740	6,248,208
Total Liabilities and Stockholders’ Equity	$4,636,972	$7,222,791

ENDRA Life Sciences Inc.
Condensed Consolidated Statements of Operations

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2019	2018
Revenue	$-	$6,174

Cost of Goods Sold	-	-

Gross Profit	$-	$6,174

Operating Expenses
Research and development	1,773,498	1,668,823
Sales and marketing	56,818	107,177
General and administrative	916,903	1,067,792
Total operating expenses	2,747,219	2,843,792

Operating loss	(2,747,219)	(2,837,618)

Other Income (Expenses)
Other income (expenses)	(1,517)	12,315
Total other income (expenses)	(1,517)	12,315

Loss from operations before income taxes	(2,748,736)	(2,825,303)

Provision for income taxes	-	-

Net Loss	$(2,748,736)	$(2,825,303)

Net loss per share – basic and diluted	$(0.37)	$(0.72)

Weighted average common shares – basic and diluted	7,422,642	3,923,027

ENDRA Life Sciences Inc.
Consolidated Statements of Cash Flows

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2019	2018
Cash Flows from Operating Activities
Net loss	$(2,748,736)	$(2,825,303)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	19,632	15,339
Common stock, options and warrants issued for services	302,268	379,689
Changes in operating assets and liabilities:
Increase in accounts receivable	-	(4,920)
Decrease in prepaid expenses	40,354	28,899
Increase in inventory	(14,831)	(54,282)
Increase in other assets	-	(3,293)
(Decrease) Increase in accounts payable and accrued liabilities	(139,349)	11,981
Net cash used in operating activities	(2,540,662)	(2,451,890)

Cash Flows from Investing Activities:
Purchases of fixed assets	(5,239)	-
Net cash used in investing activities	(5,239)	-

Net Decrease in cash	(2,545,901)	(2,451,890)

Cash, beginning of period	6,471,375	5,601,878

Cash, end of period	$3,925,474	$3,149,988

Supplemental disclosures:
Interest paid	$-	$-
Income tax paid	$-	$-